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Minority-ownedWomen-led
Blossom Flower

Licensed Cannabis Delivery Operator

Holyoke, MA 01040
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Data Room
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Early Investor Bonus: The investment multiple is increased to 2.2× for the next $75,000 invested.
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THE PITCH
Blossom Flower is seeking investment to support the launch of a premier Cannabis Home Delivery business in Western Massachusetts.
First LocationLease SecuredRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR MISSION

To become the region's most reliable cannabis delivery company by upholding Blossom Flower's commitments to its customers and communities.

Highly curated cannabis products.
Consistent, first-class service.
Support of social equity and small businesses.
Giving back to the communities we serve.
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DECK
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MAY 2021
Host Community Agreement granted.
NOVEMBER 2021
Submitted licensing application to CCC.
DECEMBER 2021
Secured construction capital.
FEBRUARY 2022
Provisional License for Delivery Operator awarded.
APRIL 2022
Capital Raise.
JUNE 2022
Start Buildout.
NOVEMBER 2022
First Delivery.
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THE TEAM
Damaris Aponte
Founder & CEO

Damaris, a lifelong supporter of cannabis legalization, is a graduate of Massachusetts' second cannabis social equity cohort.

She comes from a background of medical office management and patient-facing work.

She has established herself as a leader in the Holyoke community, volunteering her time through outreach for literacy and financial education, and supporting local organizations like One Holyoke CDC and Nueva Esperanza, among others. She was also the Community Liaison for a Holyoke cannabis startup during which she began to build a strong network of peers supporting the growth of independent businesses in the Massachusetts cannabis industry.

She has completed numerous cannabis education programs and has received accolades for her work in the industry:

Cultivate Launch Program - Accelerator at Cultivate Cannabis Company

Hydroponic Growing Program & Cannabis Culinary Technician Program - The Cannabis Education Center at Holyoke Community College

Cannabis Delivery Incubator Program - Lantern

Social Equity 2nd Cohort - Massachusetts Cannabis Control Commission Social Equity Program

Choices Nutritional Education Program - UMass Amherst

Fan Favorite and First Place Winner - EforAll Business Pitch Night

Most recently, Damaris was invited by the Massachusetts Cannabis Reform Coalition to be a Main Stage Speaker at the 2021 Freedom Rally in Boston. She spoke about what it's taken to build her business, Blossom Flower, as well as the importance of equity, Latinos, and uplifting communities in the cannabis industry.

Damaris grew up in Holyoke. She received her education in Holyoke and bought her home in Holyoke. With Blossom Flower she sees an unmistakably lucrative venture, but also an opportunity to build a business that is a vehicle for positive change, and she looks forward to continue serving her community. She is proud to have her son Dashaun M. Goodman join her at the Company and support her in her efforts to build an impactful enterprise.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Fleet Expansion, Working Capital $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,988,715	$2,687,918	$2,821,964	$2,963,012	$3,111,063
Cost of Goods Sold	$431,200	$582,803	$611,867	$642,449	$674,549
Gross Profit	$1,557,515	$2,105,115	$2,210,097	$2,320,563	$2,436,514

EXPENSES

Rent	$24,000	$24,000	$24,000	$24,000	$24,000
Marketing	$42,000	$42,000	$42,000	$42,000	$42,000
Salaries / Labor	$200,000	$205,000	$210,125	$215,378	$220,762
Utilities	$7,200	$9,731	$10,216	$10,726	$11,261
Legal/Compliance	$3,000	$3,000	$3,000	$3,000	$3,000
Accounting	$3,000	$3,000	$3,000	$3,000	$3,000
Insurance	$28,800	$28,800	$28,800	$28,800	$28,800
POS	$7,200	$7,200	$7,200	$7,200	$7,200
Onfleet	$6,000	$6,000	$6,000	$6,000	$6,000
Ecomm Platform	$3,300	$3,300	$3,300	$3,300	$3,300
Warehouse Supplies	$3,000	$3,000	$3,000	$3,000	$3,000
Operating Profit	$1,230,015	$1,770,084	$1,869,456	$1,974,159	$2,084,191

This information is provided by Blossom Flower. Mainvest never predicts or projects performance, and has not reviewed or audited this financial

forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Blossom Flower Investment Opportunity - Fall 2021 (1).pdf

Blossom flower HG - Finanical Model.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends July 29th, 2022

Summary of Terms

Legal Business Name Blossom Flower LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

2.2×

Investment Multiple 2×

Business's Revenue Share 2%-5%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date January 1st, 2028

Financial Condition

Historical milestones

Blossom Flower LLC became incorporated in May, 2020 and has since achieved the following milestones:

Graduated from Cohort 2 of the Massachusetts Cannabis Social Equity Program in May, 2021.

Received Host Community Agreement from the City of Holyoke in May, 2021.

Received Delivery License Pre-Certification in August, 2021

Awarded Provisional License for Delivery Operator by the Massachusetts Cannabis Control Commission in January, 2022 (MDA #1271).

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Blossom Flower LLC's fundraising. However, Blossom Flower LLC may require additional funds from alternate sources at a later date.

No operating history

Blossom Flower LLC was established in May 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively

impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Blossom Flower LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Blossom Flower LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Blossom Flower LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in

customer preference away from Blossom Flower LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Blossom Flower LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Blossom Flower LLC's management or vote on and/or influence any managerial decisions regarding Blossom Flower LLC. Furthermore, if the founders or other key personnel of Blossom Flower LLC were to leave Blossom Flower LLC or become unable to work, Blossom Flower LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Blossom Flower LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Blossom Flower LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Blossom Flower LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Blossom Flower LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Blossom Flower LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Blossom Flower LLC's financial performance or ability to continue to operate. In the event Blossom Flower LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Blossom Flower LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Blossom Flower LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Blossom Flower LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Blossom Flower LLC will carry some insurance, Blossom Flower LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Blossom Flower LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Blossom Flower LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Blossom Flower LLC's management will coincide: you both want Blossom Flower LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Blossom Flower LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Blossom Flower LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Blossom Flower LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Blossom Flower LLC or management), which is responsible for monitoring Blossom Flower LLC's compliance with the law. Blossom Flower LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Blossom Flower LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Blossom Flower LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Blossom Flower LLC, and the revenue of Blossom Flower LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Blossom Flower LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Blossom Flower. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blossom Flower isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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